TITAN TRADING ANALYTICS INC.
200 – 675 West Hastings Street
Vancouver, BC V6B 1N2

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MARCH 17, 2004 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON APRIL 30, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Titan Trading Analytics Inc. (the "Company") for use at the Annual General Meeting of Members to be held on April 30, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on February 13, 2004 pursuant to the requirements of Section 111 of the Company Act of the Province of British Columbia and Section 4 of the Regulations to the Company Act.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. As at the date of this Information Circular, 9,812,966 common shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting. The Directors have fixed March 17, 2004 as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company other than:

Name	No. of Shares	Percentage

Dr. Ken Powell	2,070,500*	21.10%

* Dr. Powell owns a 66.67% interest in TTN Escrow Capital Corp., a private British Columbia company that owns 2,850,000 common shares of the Company that are held in escrow. By an agreement dated December 20, 2002, a former director of the Company agreed to transfer his shares of TTN Escrow Capital Corp. to Dr. Ken Powell, the President of the Company. This agreement is subject to shareholder approval (which was obtained at the Company’s 2003 Annual General Meeting) and TSX Venture Exchange acceptance for filing.

ELECTION OF DIRECTORS

At the last Annual General Meeting of the Company, Members were asked to approve a resolution fixing the number of directors at four. Management is proposing to maintain the size of the Board at four directors. If this resolution is passed, four directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Company Act or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF	PRINCIPAL OCCUPATION	PERIOD FROM	APPROXIMATE
NOMINEE AND PRESENT		WHICH	NUMBER OF
POSITION WITH THE		NOMINEE HAS	VOTING
COMPANY		BEEN DIRECTOR	SECURITIES*

Ken Powell	Dentist; President of Firestone Ventures Inc.
Edmonton, AB	since December 2002; President of the	January 21, 2003	2,070,500
President and Director	Company since January 2003

Michael Gossland	Manager of software development
Nanaimo, BC	of the Company since 1994	September 15, 1995	150,000
Director

Phillip S. Carrozza II	Principal of Cignal Technologies, LLC;
Narragansett, RI, USA	Director of US Trading Operations for	June 9, 2003	Nil
Director	the Company sinceJune 2003

L. James Porter	Chartered Accountant; Chief
Vancouver, BC	Financial Officer of the Company	September 27, 2003	Nil
Director	and of Firestone Ventures Inc.
since October 2003

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, other than Mr. Carrozza II, who is a resident of the United States. The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Ken Powell, Phillip S. Carrozza II and Michael Gossland are the three directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Dr. Ken Powell became the President and Chief Executive Officer of the Company on January 21, 2003. Prior thereto, Michael Paauwe acted in those positions. The following table discloses annual salary and bonus compensation and long-term compensation received by these two officers of the Company (the "Named Executive Officers") during the financial years ending October 31, 2003, 2002 and 2001. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards		Payouts
					Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)
Ken Powell President and CEO	2003	$Nil	Nil	Nil	Nil	1,900,000	Nil	Nil
Michael Paauwe Former President and CEO	2002 2001	$ 59,456 $122,875	Nil Nil	Nil Nil	375,000 430,000	1,900,000 2,000,000	Nil Nil	$41,895 Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to adopt a stock option plan pursuant to which it would reserve 20% of the issued treasury shares of the Company for issuance to directors and key employees, subject to regulatory approval and subject to member approval of the stock option plan. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options and SARs were granted to the Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by or outstanding to the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at October 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
AND OPTIONS/ SAR VALUES AT OCTOBER 31, 2003

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at October 31, 2003 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at October 31, 2003 ($) Exercisable/ Unexercisable (e)
Dr. Ken Powell	N/A	Nil	0	0
Michael Paauwe	N/A	Nil	375,000	N/A

Termination of Employment or Change of Control

Other than as disclosed below under “Management Contracts”, the Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended October 31, 2003 or the current financial year in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The Company granted no incentive stock options to non-executive directors during the most recently completed fiscal year.

The following table sets out information with respect to options exercised by non-executive directors during the financial year ended October 31, 2003, as well as those outstanding to non-executive directors at October 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at October 31, 2003 (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	N/A	Nil	410,000	$500

MANAGEMENT CONTRACTS

None.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company has been indebted to the Company or its subsidiary during the financial year ended October 31, 2003.

APPOINTMENT OF AUDITOR

The Company proposes to re-appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company. The Company’s former auditor, Collins Barrow, Chartered Accountants, resigned as auditor during the fiscal year due to an internal decision not to continue to act for companies with reporting obligations in the United States.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the stock option plan and the ratification of acts of Directors. Dr. Kenneth W. Powell has an interest in the resolution concerning the creation of a control block. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

MATERIAL TRANSACTIONS SINCE NOVEMBER 1, 2002

During the fiscal year ended October 31, 2003, the Company entered into certain transactions with directors of the Company or companies controlled by directors of the Company as follows:

1.	The Company paid or accrued management, consulting and administrative fees of $107,574 to directors of the Company or companies controlled by directors of the Company; and

2.
The Company entered into a Licensing Agreement dated June 6, 2003 with Cignal Technologies, LLC, a Rhode island limited liability company, of which Phillip S. Carrozza II is the sole shareholder. Under the agreement, the Company acquired certain rights with respect to securities trading software developed by Cignal in consideration of which the Company agreed to fund the future development costs of the software. At the date the agreement was entered, Mr. Carrozza II was not related to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)       Directors' and Key Employees Stock Options

Pursuant to the TSX Venture Exchange’s Policy 4.4 regarding incentive stock options, all listed companies, other than capital pool companies, are now required to adopt a formal stock option plan and to grant stock options only under such plan. Accordingly, shareholders will be asked to approve a stock option plan, the full text of which is included with management’s proxy materials.

The stock option plan provides for equity participation in the Company by eligible directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options. The Company’s Board of Directors will administer the plan. Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX Venture Exchange.

The following is a summary of the terms of the proposed stock option plan and is qualified in its entirety by the full text of the stock option plan which is available for review at 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2:

1.
The number of common shares to be reserved and authorized for issuance pursuant to options granted under the stock option plan is 20% of the issued and outstanding common shares of the Company, which will be 2,452,993 common shares upon the completion of the Company’s private placement announced January 19, 2004;

2.
Under the stock option plan, the aggregate number of optioned common shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding common shares. The number of optioned common shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding common shares. The aggregate number of optioned common shares granted to an optionee who is employed to provide investor relations activities must not exceed 2% of the issued and outstanding common shares of the Company in any 12-month period;

3.	The exercise price for options granted under the Plan will not be less than the market price of the common shares less applicable discounts permitted by the TSX Venture Exchange;

4.	Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company; and

5.	Options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

(b)       Creation of Control Block

Member approval is being requested to a resolution that would approve the creation of a control block in the name of Dr. Kenneth W. Powell, the Company’s President.

TSX Venture Exchange policy provides that if a private placement will result in the issuance of securities on a fully diluted basis that will result on the creation of a new control person, the Exchange will require the Company to obtain shareholder approval of the private placement. Under Exchange policy, a control person is defined as “any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.”

Pursuant to private placement subscription agreements dated January 19, 2004, Dr. Kenneth W. Powell and his wife, Karen Powell, agreed to subscribe for 900,000 and 312,000 units of the Company respectively. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase another common share of the Company. Upon the completion of the private placement, Dr. Kenneth W. Powell will be deemed to be a control person under Exchange policy.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, as of the 29th day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Ken Powell”
 Ken Powell
President and Director